As filed with the Securities and Exchange Commission on December 3, 2012

Registration No. 333-184932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPNET TECHNOLOGIES, INC.

(Name of Subject (Issuer))

OCTAGON ACQUISITION CORP.

RIVERBED TECHNOLOGY, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	693757108
(Titles of classes of securities)	(CUSIP number of class of securities)

Brett Nissenberg

General Counsel and Senior Vice

President of Corporate and Legal Affairs

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Keith A. Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$996,782,351.40	$135,961.11

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $41.695 (the average of the high and low prices per share of OPNET common stock on November 8, 2012, as quoted on the NASDAQ Stock Market, and (ii) 23,906,520 (the estimated maximum number of shares of OPNET common stock to be exchanged pursuant to the exchange offer and the subsequent merger).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,777.07	Filing Party:	Riverbed Technology, Inc.
Form or Registration No.:	Form S-4	Date Filed:	November 14, 2012

Amount Previously Paid:	$119,184.04	Filing Party:	Riverbed Technology, Inc. and Octagon Acquisition Corp.
Form or Registration No.:	SC TO-T	Date Filed:	November 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission on November 14, 2012 and amended on November 16, 2012, November 28, 2012 and November 29, 2012, by Riverbed Technology, Inc., a Delaware corporation (“Riverbed”) and Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Riverbed, relating to the offer by Acquisition Sub to purchase all of the issued and outstanding shares of common stock of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), par value $0.001 per share (the “Shares”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Prospectus/Offer to Exchange, dated November 14, 2012 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them. This Amendment is being filed on behalf of Riverbed and Acquisition Sub.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2012 (as may be amended in accordance with its terms, the “Merger Agreement”), by and among Riverbed, Acquisition Sub, and OPNET, which contemplates the merger of Acquisition Sub with and into OPNET (the “Merger”) following the consummation of the Offer, with OPNET continuing as the surviving corporation and a wholly-owned subsidiary of Riverbed. Riverbed has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) relating to the shares of Riverbed common stock to be issued to the stockholders of OPNET (other than Riverbed) in the Offer and the Merger.

The terms and conditions of the Offer and the Merger are set forth in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, copies of which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto filed with the SEC by Riverbed, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth below.

The Schedule TO is amended and supplemented as follows:

ITEM 12	ADDITIONAL INFORMATION.

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Offer and the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and certain waiting period requirements have been satisfied. As of 11:59 pm Eastern Standard Time on November 30, 2012, the applicable waiting period with respect to the filings made under the HSR Act expired.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIVERBED TECHNOLOGY, INC.

By:	/s/ Brett A. Nissenberg
	Name:	Brett A. Nissenberg
	Title:	General Counsel and Senior Vice President

OCTAGON ACQUISITION CORP.

By:	/s/ Brett A. Nissenberg
	Name:	Brett A. Nissenberg
	Title:	General Counsel and Senior Vice President

Date: December 3, 2012

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(4)	Prospectus/Offer to Exchange relating to shares of Riverbed Technology, Inc. common stock to be issued in the Offer and the Merger (incorporated by reference to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on November 14, 2012 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(B)	Joint Press Release issued by Riverbed Technology, Inc. and OPNET Technologies, Inc. on October 28, 2012 announcing the execution of the Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(a)(5)(C)	Questions and Answers Script Regarding the Transaction (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(D)	Industry Analyst Presentation regarding OPNET Acquisition (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(E)	Slide Presentation entitled “Riverbed Technology Announces Intent to Acquire OPNET Technologies” (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(F)	Letter to OPNET Staff from Marc Cohen and Alain Cohen, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(G)	Letter to Riverbed Employees, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(H)	Questions and Answers Script Regarding Transaction, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(I)	Letter to Riverbed Customers, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(J)	Letter to Riverbed Partners, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(K)	Transcript of Teleconference regarding Acquisition of OPNET, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 30, 2012 pursuant to Rule 425).

(a)(5)(L)	Letter to Riverbed Channel Partners, dated October 31, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 31, 2012 pursuant to Rule 425).

(a)(5)(M)	Letter to OPNET Partners from Todd Kaloudis, dated November 1, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 1, 2012 pursuant to Rule 425).

(a)(5)(N)	Questions and Answers Script Regarding OPNET, dated November 2, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(O)	Questions and Answers Presentation Regarding Transaction (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(P)	Form of Email to OPNET Customers, dated November 2, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(Q)	Transcript of UBS Teleconference regarding Acquisition of OPNET, dated November 15, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 15, 2012 pursuant to Rule 425).

(a)(5)(R)	News for Partners Statement by Riverbed Technologies, Inc., dated November 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 29, 2012 pursuant to Rule 425).

(b)(1)	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 7.1 to the Statement on Schedule 13D filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 6, 2012).

(b)(2)	Amended and Restated Commitment Letter, dated as of November 9, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.11 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).